Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Stem Cell Cayman Ltd.	Cayman Islands
Stem Cellutrition, LLC	Florida
Lipo Rejuvenation Centers, Inc.	Florida